SelenBio, Inc.



Annual Report
2021

Annual Report 2021

Throughout this document, mentions of Company refer to SelenBio, Inc., a C-Corporation formed on February 25, 2017 in Austin, Texas (the "Company"). The Company's physical address is 4425 Mopac Expressway South, Building 2, Suite 300A, Austin, Texas 78735.

You may contact the Company by emailing info@selenbio.com. This annual report is posted on the Company's website, www.selenbio.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the Company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

SelenBio, Inc. ("Company") is a corporation formed on February 25, 2017 in Austin, Texas. The Company's physical address is 4425 Mopac Expressway South, Building 2, Suite 300A, Austin, Texas 78735. The Company's web site may be accessed at www.selenbio.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Kenny Gallagher

Board positions with SelenBio, Inc.

Dates	Position	Principal Occupation
02/25/2017 – present	Director	Chief Executive Officer

Positions with SelenBio, Inc.

Dates	Position	Responsibilities
02/25/2017 – present	CEO	Management of day-to-day operations

Dates	Organization	Title, Principal Business, and Responsibilities
02/25/2017 – present	SelenBio, Inc.	CEO, Biotechnology, Day-to-Day Management
02/01/2016 – 01/31/2017	J Rapha MedTech, LLC	Member, Medical Equipment Sales, Manufacturers Representative
01/01/2012 – 12/31/2015	Human Care USA, Inc.	CEO, Medical Equipment Manufacturing, Day-to-Day Management

Karl Doenges

Board positions with SelenBio, Inc.

Dates	Position	Principal Occupation
02/25/2017 – present	Director	President

Positions with SelenBio, Inc.

Dates	Position	Responsibilities
02/25/2017 – present	President	Legal, Regulatory and Fundraising

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
02/01/2020 – present	NACS	Consultant, Electric Charging Stations, Liaison
11/01/2018 – present	FSG Smart Buildings	Consultant, building automation and IoT challenges, Advisory
02/01/2017 – present	Protec Fuel Management, LLC	Advisory Board Member, Fuel sales and management, Advisory
09/01/2016 – 02/01/2017	VP Marketing & Government Affairs	Vice President, Water Services, Marketing and Government Affairs

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Karl Doenges	1,800,000 shares common stock	31.65%
Kenny Gallagher	1,755,000 shares common stock	30.86%

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

SelenBio, Inc. is a biotechnology company developing antibacterial technology for a wide variety of use cases. The Company's platform antibacterial technology prevents biofilm formation in medical, dental, industrial, and consumer applications using a unique and proprietary selenium-based compound. SelenBio keeps you happy and healthy by keeping the products you use and the things you touch infection-free.

5. How many employees does the Company currently have? (§ 227.201(e))

The Company currently employs two (2) individuals.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

- Any new line of Antimicrobial Technology products developed by the Company for human use requires FDA approval in its name. As a result, it is difficult to evaluate the market for the Company's business and the future prospects of its Antimicrobial Technology products. In addition, the Company will encounter new risks and difficulties frequently encountered by companies in an early stage of commercial development in new and evolving markets.

- The Company continues to have a need for additional capital in order to adequately fund operations and the cost of on-going proof-of-concept projects. Should the Company be unable to raise or obtain additional capital it could create going-concern issues that will need to be assessed by management.

- The Company faces intense competition, including from larger competitors with greater resources than its own, which could result in its failure to gain market share or a decline in market share. The Company's plan to increase its market shares relies heavily on Antimicrobial

Technology products. The Company's marketing efforts will be severely affected if it is unable to obtain the necessary FDA or other regulatory approvals needed for these products.

- The Antimicrobial Technology products use Selenium, an element on the periodic table. Although the Company believes that the supply of Selenium is unlimited and that its characteristics are most conducive to use in biofilm prevention treatment, it is not the only element with the antibacterial properties necessary to create an antibacterial surface to be used in biofilm prevention. Should one of the Company's competitors develop a similar product using a different element with similar properties, the Company's Antimicrobial Technology products may not be able to compete with a competitor's technology, which could result in failure to gain market share or a decline in market share.

- The Company may not be able to hire or retain qualified staff. The Company's future success depends on its ability to attract and retain highly skilled managerial, product development, and sales and marketing personnel. The inability to attract or retain qualified personnel in the future or delays in hiring could delay development of the Company's Antimicrobial Technology products, and negatively impact sales and growth of its business.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	25,000,000	5,687,814	Full, 1 vote per share owned	None

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The securities are arbitrarily valued by management and the Board of Directors of the Company.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of SelenBio, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in SelenBio, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
FuelEdge, LLC	$50,000.00	8%	April 1, 2023
Total loan commitment amount $100,000 – convertible at Lender's choice into 25,000 shares of common stock			

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
03/01/2018	500,000 shares of Common Stock	275,000 shares sold	Securities Act of 1933	Research & Development and Operations
10/01/2019	225,000 shares of Common Stock	36,564 shares sold	Securities Act of 1933	Product Development and Operations

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does Not Apply

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

The Company is a business that has not yet generated profits, has sustained net losses, and has negative cash flows from operations, and has a consolidated accumulated deficit of $1,703,431 as of December 31, 2021. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management has evaluated all subsequent events through April 22, 2022, the date the consolidated financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the consolidated financial statements.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

SelenBio, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

SelenBio, Inc. will file a report electronically with the SEC annually and post the report on its web site (www.selenbio.com) no later than 120 days after the end of each fiscal year covered by the report.

SELENBIO, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets		
Cash and cash equivalents	$15,924	$38,646
Accounts receivable	50,277	6,713
Prepaid expenses	7,020	
Deposits	1,173	1,173
Inventory	27,279	26,152
Total Current Assets	101,672	72,684
Non-Current Asset:		
License agreement, net of accumulated amortization	329,367	404,166
Investment in affiliated companies	210,617	210,000
Total Non-Current Asset	539,984	614,166
TOTAL ASSETS	$641,656	$686,850
LIABILITIES AND STOCKHOLDERS' EQUITY / (DEFICIT)		
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses	$100,593	$72,108
Total Liabilities	100,593	72,108
Notes Payable	75,000	47,489
Stockholders' Equity / (Deficit)		
Common Stock, $0.001 par value, 25,000,000 shares authorized 5,687,814 and 4,975,314 shares issued and outstanding	5,688	4,975
Additional paid-in capital	2,163,806	2,163,806
Accumulated deficit	(1,703,431)	(1,601,528)
Total Stockholders' Equity / (Deficit)	466,063	567,253
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY / (DEFICIT)	$641,656	$686,850

SELENBIO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

As of December 31, 2021 and 2020

	2021	2020
Net revenues	186,203	$ 120,754
Cost of goods sold	92,801	35,935
Gross profit	84,819	18,618
Operating Expenses:		
General & administrative	171,562	420,330
Sales & marketing	1,215	31,345
Research & development	22,528	41,218
Total Operating Expenses	195,305	492,893
Loss from Operations	(101,903)	(408,074)
Provision for income taxes		
Net Loss	$ (101,903)	$ (408,074)

SELENBIO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
As of December 31, 2021 and 2020

	2021	2020
Cash Flow from Operating Activities		
Net Income	(101,903)	(408,074)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	(42,564)	(2,713)
Inventory Asset	(1,127)	(6,152)
Prepaid Expenses	7,020	(8,020)
License Fee: Accumulated Amortization	60,856	33,334
Accounts Payable (A/P)	28,485	85,904
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	(50,233)	(305,721)
INVESTING ACTIVITIES		
Payment on license agreement		
Investment in SelenBio Chemical, Inc.		
Investment in SelenBio Dental, Inc.		
Security Deposits		
Net cash provided by investing activities	0	0
FINANCING ACTIVITIES		
Proceeds from issuance of common stock		
Additional Paid-In Capital		246,306
Notes Payable	27,511	47,489
Net cash provided by financing activities	27,511	293,795
Net cash increase for period	(22,722)	(11,926)
Cash at beginning of period	38,646	50,572
Cash at end of period	15,924	38,646

SelenBio, Inc.

	Common Stock		Additional	Accumulated	Total Stockholders
	Shares	Amount	Paid-In Capital	Deficit	Equity/(Deficit)
Balance at December 31, 2018	4,901,875	$4,902	$1,597,598	($579,981)	$1,100,296
Issuance of common stock to investors	25,000	$25	$99,975	-	$100,000
Issuance of common stock for services	6,875	$7	$197,488	-	$119,723
Net loss	-	-	-	($613,473)	($613,473)
Balance at December 31, 2019	4,933,750	$4,934	$1,895,061	($1,193,454)	$706,546
Issuance of common stock to investors	36,564	$36	$146,220		$146,256
Issuance of common stock for services	5,000	$5	$122,525		$122,525
Net loss				($408,074)	($408,074)
Balance at December 31, 2020	4,975,314	$4,975	$2,163,806	($1,601,528)	$567,253
Issuance (exchange) of common stock for patent assignment and termination of future royalty liability	710,000	$710			$710
Issuance of common stock for services (inadvertently omitted in prior year)	2,500	$3			$3
Net Loss				($101,903)	($101,903)
Balance at December 31, 2021	5,687,814	$5,688	$2,163,806	($1,703,431)	$466,063





SELENBIO

April 27, 2022

I, Kenny Gallagher, certify that:

(1) The financial statements of SelenBio, Inc. included in this Form are true and complete in all material respects.

Signature

Kenny Gallagher, CEO

NOTE: Intentional misstatement or omissions of facts constitute federal criminal violoations. See 18 U.S.C. 1001.

4425 MOPAC EXPRESSWAY SOUTH, BUILDING II, SUITE 300A, AUSTIN, TX 78735
512.707.6878 | INFO@SELENBIO.COM | WWW.SELENBIO.COM